# SEC Schedule 13G/A (Amendment No. 15) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Select Medical Holdings Corporation, CIK 0001320414
CUSIP: 81619Q105
Title of class of securities: Common Stock, $.001 par value ("Common Stock")
Address of issuer's principal executive offices: C/O SELECT MEDICAL CORP, 4714 GETTYSBURG RD, MECHANICSBURG, Pennsylvania (PA), 17055
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950123-10-009220
Filed by CIK 0000948252

## Reporting persons
- Estate of Rocco A. Ortenzio: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 4,075,550; shared voting power 10,000; sole dispositive power 4,075,550; shared dispositive power 10,000; aggregate amount beneficially owned 4,085,550 (3.2% of the class)
  Comment: 1 Includes 10,000 shares of common stock owned by the reporting person's spouse, as to which beneficial ownership is disclaimed.

## Item 1. Issuer
Name of issuer: Select Medical Holdings Corporation
Address of issuer's principal executive offices: 4714 Gettysburg Road, P.O. Box 2034, Mechanicsburg, Pennsylvania 17055

## Item 2. Person Filing
Name of person filing: Estate of Rocco A. Ortenzio
Address of principal business office or, if none, residence:
c/o Select Medical Holdings Corporation

4714 Gettysburg Road, P.O. Box 2034, Mechanicsburg, Pennsylvania 17055
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
4,085,550 (1)

(1) Includes 10,000 shares of common stock owned by the reporting person's spouse, as to which beneficial ownership is disclaimed.
Percent of class:
3.2% (1) based upon 128,962,850 shares of Common Stock outstanding as of December 31, 2024.

(1) Includes 10,000 shares of common stock owned by the reporting person's spouse, as to which beneficial ownership is disclaimed.
Sole power to vote or to direct the vote: 4,075,550
Shared power to vote or to direct the vote: 10,000
Sole power to dispose or to direct the disposition: 4,075,550
Shared power to dispose or to direct the disposition: 10,000

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Estate of Rocco A. Ortenzio: /s/ Robert A. Ortenzio, Authorized Signatory (01/30/2025)